SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 December, 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	BRITVIC IPO OFFER PRICE dated 09 December, 2005

99.1

9 December 2005

INTERCONTINENTAL HOTELS GROUP PLC
ANNOUNCEMENT OF BRITVIC IPO OFFER PRICE

InterContinental Hotels Group PLC ("IHG") today announces the pricing of the initial public offering of Britvic plc. IHG will sell approximately 79 million Britvic shares at an offer price of 230p per Britvic share equivalent to total proceeds (before deducting any commissions or expenses) of approximately £182m. This represents approximately 77% of IHG's holding in Britvic plc. IHG has also granted an over-allotment option over a further 23 million Britvic shares, which if exercised in full, means it would sell 100% of its holding in Britvic resulting in total proceeds of approximately £235m (before deducting any commissions or expenses).

If the over-allotment option is not fully exercised, IHG will continue to hold up to 23 million shares in Britvic. The total value of IHG's stake in Britvic based on the above offer price and including special dividends received is approximately £371m.

Andrew Cosslett, Chief Executive, InterContinental Hotels Group, said:

"The disposal of our shares in Britvic is a continuation of InterContinental Hotels Group's strategy of focusing on being a global leader in franchising and managing hotels. We wish Britvic the very best as a stand-alone company."

For further information, please contact:

Investor Relations (Gavin Flynn):                                                  +44 (0) 1753 410 176
                                                                                   +44 (0) 7808 098 972
Media Affairs (Leslie McGibbon):                                                   +44 (0) 1753 410 425
                                                                                   +44 (0) 7808 094 471

Note: The Britvic Shares have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of such Act. There will be no public offering in the United States.

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 27 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office atwww.ihgplc.com/media.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 December, 2005